EXHIBIT 99.2

Report under Section 5.2 of Multilateral Instrument 62-104

Re:  Banks Island Gold Ltd.

In accordance with Section 1 of Appendix E of National Instrument 62-103, we advise as follows:

(a)	The name and address of the offeror:

SEABRIDGE GOLD INC.
106 Front Street East
Suite 400
Toronto, ON  M5A 1E1

(b)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Seabridge Gold Inc. (“Seabridge”) has acquired ownership and control of 4,000,000 common shares (the “BOZ Shares”) of Banks Island Gold Ltd. (TSXV: BOZ) (“Banks Island”) upon entering into an Option Agreement with Banks Island in respect of Seabridge Gold’s Red Mountain Project.  The BOZ Shares held by Seabridge represent approximately 15.4% of the outstanding shares of Banks Island.

(c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Seabridge held no shares, options or other securities of Banks Island before this acquisition.  Accordingly, Seabridge now owns and controls an aggregate of  4,000,000 common shares of Banks Island, representing approximately 15.4% of the outstanding shares of Banks Island.

(d)
The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offeror, either alone or together with any joint actors, has ownership and control, (ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Seabridge has ownership and control over 4,000,000 common shares of Banks Island.  Seabridge is not acting jointly or in concert with any person.

(e)	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

Private transaction.

(e.1)
The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

Seabridge acquired the BOZ Shares as part of the initial payment due under its Option Agreement with Banks Island under which Banks Island may acquire 100% of Seabridge’s interest in the Red Mountain Project near Stewart, British Columbia.  Under the Option Agreement, in order to exercise the option and acquire 100% of Seabridge Gold’s interest in the Red Mountain Project, Banks Island must pay $450,000 and issue Seabridge the BOZ Shares upon signing the agreement and must pay Seabridge a further $11,450,000 in staged payments before February 3, 2015.  Upon exercise of the option, Banks Island must also assume Seabridge’s obligations under various underlying agreements relating to the project, including royalty obligations, and under project permits.

(f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Seabridge acquired the BOZ Shares as part of the initial payment due under its Option Agreement with Banks Island under which Banks Island may acquire 100% of Seabridge’s interest in the Red Mountain Project near Stewart, British Columbia.  Seabridge does not presently intend to make further investments in Banks Island.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

See item (e.1) above.  Under the Option Agreement, Seabridge must give Banks Island notice of its intention to sell any of the BOZ Shares before exercise of the option and allow Banks Island 10-days to find a purchaser of the BOZ Shares to be sold at a price not less than 5% below the 20-day volume weighted average price of the shares on the TSX Venture Exchange.  If Banks Island does not find such a purchaser, Seabridge is free to sell the BOZ Shares subject to its notice.

(h)	The names of any joint actors in connection with the disclosure required in this Report:

Not applicable.

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:

See item (e.1) above.

(j)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

(k)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

DATED as of the 18th day of June, 2012.

SEABRIDGE GOLD INC.

By:  “Rudi Fronk”
         President and CEO